Filed by Kalera Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Agrico Acquisition Corp.
Commission File No. 333-264422
Commission File No. 001-40586
Kalera – Update on the proposed business combination of Kalera and Agrico
Orlando, Florida, June 24, 2022 – Reference is made to previous stock exchange announcements published regarding the proposed business combination with Agrico Acquisition Corp.
Subject to the satisfaction of customary closing conditions, (or waiver if permissible pursuant to the business combination agreement), it is expected that the transaction will be consummated on June 28, 2022 (the "Closing Date"), with the first day of trading in the shares of Kalera Public Limited Company (the "Company") on Nasdaq being June 29, 2022. The shareholders of Kalera S.A. will, as a consequence of the business combination transaction, have their shares in Kalera S.A. cancelled. As consideration, each shareholder of Kalera S.A. will receive shares in the Company (the "Consideration Shares") in accordance with a 0.181 exchange ratio, meaning that each share in Kalera S.A. gives the right to receive 0.181 Consideration Shares. Fractional shares will not be issued, and the number of Consideration Shares will be rounded down to the nearest whole number. There will be no cash payment for fractional positions.
Each shareholder of Kalera S.A. will also receive one contingent value right per Kalera S.A. share, which will entitle such shareholder to receive its pro rata portion of an amount of Consideration Shares equal to up to 10% of the issued and outstanding Consideration Shares as of the Closing Date upon the achievement of certain milestones related to the share price of the Consideration Shares following the Closing Date.
It is the shareholders of Kalera S.A. as of June 27, 2022 (as registered in the shareholders register of Kalera S.A. with the Norwegian Central Securities Depository (Euronext Securities Oslo) as of June 29, 2022 pursuant to Euronext Securities Oslo's standard two days' settlement procedure), that will receive Consideration Shares. The Consideration Shares are expected to be delivered through Euronext Securities Oslo on or about June 29, 2022.
Kalera S.A. has applied to Oslo Børs ASA to have its shares delisted from Euronext Growth Oslo, contingent on such delisting being resolved at Kalera S.A.’s extraordinary general meeting to approve the business combination transaction (the "Kalera Special Meeting"). The number of received proxy and voting cards is sufficient to resolve such delisting at the Kalera Special Meeting. The Kalera Special Meeting will be opened on June 27, 2022 at 16:00 hours CEST (10:00 am EST), then temporary suspended, before being reassumed on June 28, 2022 at 07:30 hours CEST (1:30 pm EST) to give effect to the closing mechanisms under the business combination agreement.
Tentative key dates and information for the completion of the business combination transaction are as follows:
•Last day of trading in Kalera S.A.’s shares on Euronext Growth Oslo: June 27, 2022
•Consummation of the business combination transaction: June 28, 2022
•First day of trading in Pubco's shares on Nasdaq: June 29, 2022
•Consideration Shares delivered through Euronext Securities Oslo: On or about June 29, 2022
•ISIN: IE0009BOA4C9

About Kalera
Kalera is a vertical farming company headquartered in Orlando, Florida. Kalera uses technology to ensure that more people around the world have access to the freshest, most nutritious, and cleanest products available. It has spent several years optimizing plant nutrient formulas and developing an advanced automation and data acquisition system with Internet of Things, cloud, big data analytics and artificial intelligence capabilities. Kalera currently operates farm s in the US (in Orlando, Florida; Atlanta, Georgia; Houston, Texas and Denver, Colorado), as well as in Kuwait. Additional farms are under development. More information is available at www.kalera.com .
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Important Information and Where to Find It
In connection with the transaction, Agrico and Kalera have filed and will file relevant materials with the SEC, including a Form S-4 registration statement filed by Kalera on April 21, 2022 and amended on May 9, 2022 and May 13, 2022, which includes a prospectus with respect to Kalera’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to Agrico and Kalera’s shareholder meetings at which such shareholders will be asked to vote on the proposed business combination and related matters (the “Joint Proxy Statement/ Prospectus”). Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire Joint Proxy Statement/ Prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov, from Agrico's website at www.agrico.co and from Kalera's website at www.kalera.com.
Participants in the Solicitation
Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders, in favor of the approval of the merger. Information regarding Agrico's and Kalera's directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the applicable securities laws. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding the terms and conditions of the proposed business combination and related transactions disclosed herein, the timing of the consummation of such transactions, assumptions regarding shareholder redemptions and the anticipated benefits and financial position of the parties resulting therefrom. These statements are based on various assumptions and/or on the current expectations of Agrico or Kalera's management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Agrico and/or Kalera. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the amount of redemption requests made by Agrico's public shareholders; changes in the assumptions underlying Kalera's expectations regarding its future business; the effects of competition on Kalera's future business; and the outcome of judicial proceedings to which Kalera is, or may become a party.
If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Kalera and Agrico presently do not know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect expectations, assumptions, plans or forecasts of future events and views as of the date of this communication. Kalera and Agrico anticipate that subsequent events and developments will cause these assessments to change. However, while Kalera and/or Agrico may elect to update these forward-looking statements at some point in the future, each of Kalera and Agrico specifically disclaims any obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Kalera's or Agrico' (or their respective affiliates') assessments as of any date subsequent to the date of this written communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.
For investor inquiries, please contact:
Eric Birge
ir@kalera.com
313-309-9500